Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All of the shareholders (the “Shareholders”) of Grupo Financiero Galicia S.A. (the “Company”) are invited to the Ordinary Shareholders’ Meeting of the Company (the “Shareholders’ Meeting”), to be held on April 26, 2022, at 11:00 AM (first call) local time. The Shareholders’ Meeting will be held remotely via the use of “Microsoft Teams” video conferencing systems and will be held in accordance with the applicable provisions of article 20 and article 23 of the Bylaws of the Company. The AGENDA of the Shareholders’ Meeting will be as follows:

1° Authorization of the holding of the Shareholders’ Meeting via use of applicable videoconferencing systems and appointment of two shareholders of the Company to sign the minutes of the Shareholders’ Meeting.

2° Examination of the applicable financial statements, income statement and other applicable documents for the fiscal year, as set forth by Section 234, subsection 1, of the Argentine General Law of Companies (Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the 23rd fiscal year that ended on December 31, 2021).

3º Treatment to be given to the financial results of the fiscal year. Integration of the applicable legal reserve. Authorization of a cash dividend distribution in an amount, adjusted for inflation pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, equal to Ps. 3,500,000,000. Creation of a Special Discretionary Reserve for anticipated dividend distributions of profits to be approved by the Shareholders, as applicable, in an amount, adjusted for inflation pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, equal to Ps. 15,000,000,000 (subject to applicable liquidity conditions, receipt of dividends from certain subsidiaries of the Company and applicable financial conditions). Granting of authorization to the board of directors of the Company (the “Board”) to extinguish, partially or in total, the existing Special Discretionary Reserve in exchange for a cash, in-kind (at fair market value) or combination cash and in-kind distribution.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Consideration of an increase to the Discretionary Reserve in order to develop new businesses and support subsidiary operations.

4º Approval of the performance of each of the Board and the Supervisory Syndics Committee.

5º Consideration of the compensation of the Supervisory Syndics Committee.

6° Consideration of the compensation of the Board.

7° Granting of authorization to the Board to make advance payments of directors fees during the fiscal year that started on January 1, 2022, ad-referendum of the applicable shareholders’ meeting that will consider the documentation corresponding to such fiscal year.

8º Election of three syndics and three alternate syndics for one-year terms of office.

9° Determination of the number of directors and alternate directors to serve on the Board, up to the maximum number of directors as may be determined by the Shareholders’ Meeting.

10° Approval of the compensation of the independent accountant certifying the Company’s financial statements for the 2021 fiscal year.

11º Appointment of the independent accountant and alternate accountant to certify the Company’s financial statements for the 2021 fiscal year.

According to applicable regulations in effect, it is necessary to note that, during the 2021 fiscal year, none of the circumstances provided for in Section 71 of Argentine Law 26,831 (Ley de Mercado de Capitales) have been implicated in respect of the Company.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Notes:

1) The Shareholders are hereby notified that, in order to attend the Shareholders’ Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 20, 2022 (between 10:00 a.m. to 4:00 p.m.), by email to the following email address: asambleas@gfgsa.com, so that the shares of the Company can be appropriately registered in the attendance record book for the Shareholders’ Meeting.

2) The Shareholders’ Meeting will be held remotely via use of “Microsoft Teams” video conferencing systems. For voting purposes, each Shareholder or their respective representative will be asked to identify themselves and cast their vote verbally in accordance with applicable instructions that will be provided to the Shareholders prior to the Shareholders’ Meeting. A technical manual for the Microsoft Teams platform will also be sent to the Shareholders who have properly registered for the Shareholders’ Meeting in accordance with applicable regulations. Unless otherwise indicated, the email address utilized to communicate a Shareholder’s attendance for the Shareholders’ Meeting will be used to in connection with providing the applicable videoconference link for the meeting.

3) The Shareholders are hereby reminded that the Argentine National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations (comprised on N.T.2013).

4) In connection with the consideration and authorization of item 3 of the Agenda, a majority, as established by article 244, last part, of the Argentine General Law of Companies, will be required.

A. Enrique Pedemonte

Attorney in law

Grupo Financiero Galicia S.A.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

This constitutes an unofficial English translation of the original Spanish document. The original Spanish document shall govern all respects, including with respect to matters of interpretation.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com